UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 23, 2015

Kraft Foods Group, Inc.

(Exact name of registrant as specified in its charter)

Virginia	1-35491	36-3083135
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Three Lakes Drive, Northfield, IL 60093-2753

(Address of principal executive offices, including zip code)

(847) 646-2000

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230-425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

(e) As disclosed in the definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission (the “SEC”) by Kraft Foods Group, Inc. (“Kraft”) on June 2, 2015 (the “Definitive Proxy Statement”) relating to the transactions contemplated by the Agreement and Plan of Merger, dated as of March 24, 2015 (the “Merger Agreement”), among H.J. Heinz Holding Corporation, a Delaware corporation (“Heinz”), Kite Merger Sub Corp., a Virginia corporation and a direct wholly owned subsidiary of Heinz (“Merger Sub I”), Kite Merger Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Heinz (“Merger Sub II”), and Kraft (the “Kraft Heinz Transaction”), Heinz and Kraft agreed that Kraft is permitted to (i) grant retention awards to Kraft employees, including executive officers, payable in connection with the closing of the merger of Merger Sub I with and into Kraft, with Kraft surviving the merger as a wholly owned subsidiary of Heinz (the “Merger”), and/or service following the closing of the Merger and (ii) take actions to address the impact of excise taxes imposed on certain employees under Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended (the “Code”) (including the ability to grant make-whole payments to employees, including executive officers, who are impacted), subject in each case to the terms and conditions agreed upon by Heinz and Kraft. On June 22, 2015, in recognition of their strong leadership of Kraft during the transitional period prior to the Merger and significant contributions with respect to the transaction, Kraft’s Compensation Committee of its Board of Directors, with Heinz’s consent, approved the following awards to be paid within 10 days of the closing of the Merger, in each case subject to the applicable individual’s continued service through the closing of the Merger: John Cahill, $5 million; James Kehoe, $500,000; and Kim K. W. Rucker, $1.5 million. In addition, Kraft’s Compensation Committee approved make-whole payments to employees, including executive officers, who are expected to be impacted by Sections 280G and 4999 of the Code. Based on certain assumptions and calculations that have been performed to date, Kraft expects the cost of the make-whole payments for executive officers to be approximately $16.2 million in the aggregate, including $11.1 million for Mr. Cahill and $3.1 million for Ms. Rucker, however, the precise amounts cannot be determined until after the Merger closes. These amounts do not represent additional compensation received by the executives, but rather would generally be paid to the relevant taxing authorities to place the executives in the same after-tax position as if the excise taxes did not apply to them, and do not cover ordinary income taxes due on the payments giving rise to the excise taxes. In approving these make-whole payments, Kraft took into account the significant value delivered by the management team to Kraft shareholders fairly early in their tenure and the disproportionate effect of Section 280G and 4999 of the Code on executives with shorter tenures. Finally, Heinz has had discussions with certain members of Kraft senior management with respect to continuing roles with The Kraft Heinz Company following the Merger, including compensation arrangements for such roles, however, no such discussions or compensation arrangements have been concluded as of this date.

Item 8.01. Other Events.

The information set forth in Item 8.01 of this Form 8-K is being filed in part pursuant to a memorandum of understanding regarding the settlement of certain litigation relating to the Kraft Heinz Transaction.

As previously disclosed on pages 87 and 88 of the Definitive Proxy Statement, six lawsuits were filed in connection with the Kraft Heinz Transaction (four in the Eastern District of Virginia, one in Henrico County Circuit Court and one in the Northern District of Illinois) against Kraft, members of its Board of Directors, Heinz, Merger Sub I and Merger Sub II.

On June 23, 2015, Kraft entered into a memorandum of understanding with the plaintiffs providing for the settlement of all of the lawsuits.

Kraft believes that no further supplemental disclosure is required under applicable securities laws; however, to avoid the risk of the lawsuits delaying or adversely affecting the Kraft Heinz Transaction and to minimize the expense of defending such actions, it has agreed, pursuant to the terms of the proposed settlement, to make certain supplemental disclosures related to the proposed Kraft Heinz Transaction, all of which are set forth below. Subject to completion of certain confirmatory discovery by counsel to the plaintiffs, the memorandum of understanding contemplates that the parties will enter into a stipulation of settlement. The stipulation of settlement contemplated by the parties will be subject to customary conditions, including court approval following notice to Kraft shareholders. In the event that the parties enter into a stipulation of settlement, a hearing will be scheduled at which the United States District Court for the Eastern District of Virginia will consider the fairness, reasonableness, and adequacy of the settlement. If the settlement is finally approved by the court, it will resolve and release all claims that were or could have been brought in any actions challenging any aspect of the proposed Kraft Heinz Transaction, the Merger Agreement, and any disclosure made in connection therewith, pursuant to terms that will be disclosed to shareholders of Kraft prior to final approval of the settlement. In addition, in connection with the settlement, the parties contemplate the plaintiffs’ counsel will file a petition in the United States District Court for the Eastern District of Virginia for an award of attorneys’ fees and expenses to be paid by Kraft or its successor, which the defendants may oppose. Kraft or its successor shall pay or cause to be paid any attorneys’ fees and expenses awarded by the court. There can be no assurance that the parties will ultimately enter into a stipulation of settlement or that the court will approve the settlement even if the parties were to enter into such stipulation. In such event, the proposed settlement as contemplated by the memorandum of understanding may be terminated.

SUPPLEMENT TO DEFINITIVE PROXY STATEMENT

In connection with the settlement of the shareholder suits as described in this Form 8-K, Kraft has agreed to make the following supplemental disclosures to the Definitive Proxy Statement. This supplemental information should be read in conjunction with the Definitive Proxy Statement, which should be read in its entirety. Defined terms used but not defined herein have the meanings set forth in the Definitive Proxy Statement.

Litigation Related to the Merger

The following disclosure supplements the discussion of Litigation Related to the Merger at pages 26 and 87 of the Definitive Proxy Statement.

The Committee reviewing and investigating the allegations consists of directors Abelardo Bru, Peter B. Henry and E. Follin Smith.

The Merger – Opinion of Kraft’s Financial Advisor

The following disclosure supplements the discussion of the Selected Trading Multiples Analysis – Kraft, in the second to last paragraph at page 71 of the Definitive Proxy Statement.

Based on Centerview’s experience and professional judgment, Centerview considered Kraft as a comparable company to Heinz and considered Kraft’s multiples when determining the reference range of multiples for Centerview’s analysis of Heinz. Based on Centerview’s experience and professional judgment, Centerview did not consider Kraft as a comparable company to itself or consider Kraft’s multiples when determining the reference range of multiples for Centerview’s analysis of Kraft.

The following disclosure supplements and restates the table on page 72 of the Definitive Proxy Statement concerning the results of Centerview’s Selected Trading Multiples Analysis - Kraft.

		Enterprise Value as a Multiple of Sales		Enterprise Value as a Multiple of EBITDA		Price as a Multiple of Earnings
		CY 2014	CY 2015	CY 2014	CY 2015	CY 2014	CY 2015

Mega-Cap Companies	Nestlé S.A.	2.51x	2.53x	12.9x	13.1x	22.7x	22.6x
	PepsiCo, Inc.	2.43x	2.50x	12.5x	12.7x	20.7x	20.6x
	Unilever PLC	2.46x	2.52x	14.1x	14.6x	22.4x	22.5x
	Mondelēz International, Inc.	2.17x	2.38x	13.6x	13.6x	20.1x	20.6x
	Groupe Danone S.A.	2.01x	1.89x	12.1x	11.4x	23.9x	21.8x

North American Packaged Food Companies	Kraft	2.52x	2.55x	12.1x	12.7x	18.5x	19.9x
	General Mills, Inc.	2.42x	2.42x	12.6x	12.5x	19.0x	18.5x
	The Kellogg Company	2.05x	2.17x	11.4x	12.2x	16.5x	17.6x
	ConAgra Foods, Inc.	1.38x	1.44x	10.1x	10.6x	16.3x	15.7x
	Campbell Soup Company	2.21x	2.22x	11.8x	12.1x	18.6x	19.1x

Focused Scale Companies	Hormel Foods Corporation	1.61x	1.53x	14.0x	12.7x	24.9x	21.7x
	The J.M. Smucker Company	2.57x	2.53x	12.2x	12.0x	20.7x	20.0x
	McCormick & Company	2.45x	2.42x	14.6x	14.1x	21.6x	20.6x

	Overall Average	2.22x	2.24x	12.6x	12.6x	20.5x	20.1x
	Overall Median	2.42x	2.42x	12.5x	12.7x	20.7x	20.6x

The following disclosure supplements and restates the table on pages 73 and 74 of the Definitive Proxy Statement concerning Centerview’s analysis of certain large-scale transactions, together with footnote (1) below such table and the first full paragraph on page 74.

Date Announced	Target	Acquiror	Transaction Value (In billions)	Target EBITDA (In billions)	Enterprise Value as a Multiple of Sales	Enterprise Value as a Multiple of EBITDA(1)
May 2014	The Hillshire Brands Company	Tyson Foods, Inc.	$8.6	$0.5	2.15x	16.7x
February 2013	H. J. Heinz Company	3G Capital and Berkshire Hathaway	$27.9	$2.0	2.39x	13.9x
November 2012	Ralcorp Holdings, Inc.	ConAgra Foods, Inc	$6.8	$0.6	1.54x	11.9x
November 2010	Del Monte Foods	Funds affiliated with Kohlberg Kravis Roberts & Co. L.P., Vestar Capital Partners and Centerview Capital, L.P.	$5.3	$0.6	1.42x	8.8x
January 2010	Cadbury plc	Kraft Foods Inc. (prior to Kraft’s separation from Mondelēz International, Inc.)	$21.6	$1.7	2.21x	13.0x
January 2010	North American Frozen Pizza Business of Kraft Food Global, Inc.	Nestlé S.A.	$3.7	$0.3	1.76x	12.5x
July 2008	Anheuser-Busch	InBev	$49.0	$3.9	2.89x	12.5x
April 2008	Wm. Wrigley Jr. Company	Mars, Incorporated	$23.1	$1.3	4.14x	18.5x
July 2007	Biscuits Division of Groupe Danone S.A.	Kraft Foods Inc. (prior to Kraft’s separation from Mondelēz International, Inc.)	$7.2	$0.5	2.56x	13.2x
January 2001	Ralston Purina Company	Nestlé S.A.	$10.6	$0.7	3.84x	16.2x
December 2000	IBP, Inc.	Tyson Foods Inc.	$4.7	$0.6	0.28x	7.5x
December 2000	The Quaker Oats Company	PepsiCo, Inc.	$14.0	$0.9	2.81x	15.6x
October 2000	Keebler Foods Company	Kellogg Company	$4.4	$0.4	1.62x	11.1x
July 2000	The Pillsbury Company	General Mills, Inc	$10.5	$1.0	1.70x	11.0x
June 2000	Nabisco Holdings Corp.	Philip Morris Companies Inc.	$18.9	$1.4	2.11x	13.2x
June 2000	Bestfoods	Unilever plc	$24.3	$1.8	2.64x	13.9x

(1)	For purposes of the selected transactions, target enterprise value and transaction value are deemed to be equivalent.

No company or transaction used in this analysis is identical or directly comparable to Kraft or Heinz or the Transaction. The companies included in the selected transactions are companies that were selected, among other reasons, because they have certain characteristics that, for the purposes of this analysis, Centerview considered, based on its experience and professional judgment, to be similar to certain characteristics of Kraft. The reasons for and the circumstances surrounding each of the selected transactions analyzed were diverse, and there are inherent differences in the business, operations, financial conditions and prospects of Kraft, Heinz and the companies included in the selected transactions.

The following disclosure supplements and restates the first and second paragraph of Centerview’s discussion of the Discounted Cash Flow Analysis - Kraft at page 74 of the Definitive Proxy Statement.

A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows and is obtained by discounting those future cash flows by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors. Centerview treated stock-based compensation as a cash expense for purposes of the discounted cash flow analysis.

Centerview performed two discounted cash flow analyses of Kraft, one using the 2015 Financial Plan reflected in the Kraft Forecasts and one using the Upside Case of the 2015 Financial Plan reflected in the Kraft Forecasts. In performing these analyses, Centerview calculated a range of the implied present values of the standalone, unlevered, after-tax free cash flows of Kraft reflected in the 2015 Financial Plan and reflected in the Upside Case of the 2015 Financial Plan, as applicable, for calendar years 2015 through 2019 using discount rates ranging from 6.75% to 7.25%, reflecting Centerview’s analysis of Kraft’s weighted average cost of capital, or WACC, using the mid-year convention. This range of discount rates was determined based on Centerview’s analysis of Kraft’s weighted average cost of capital, was derived using the Capital Asset Pricing Model and based on considerations that Centerview deemed relevant in its experience and professional judgment, taking into account certain metrics including levered and unlevered beta, tax rates, the market risk and size premia and yields for U.S. treasury bonds. At the direction of Kraft management, and for purposes of Centerview’s analysis, Centerview extrapolated Kraft’s 2019 calendar year prospective financial data by holding revenue growth and other key assumptions constant from prospective financial data for 2018 prepared by Kraft management.

The standalone, unlevered, after-tax free cash flows utilized by Centerview in performing this analysis were as follows:

2015 Financial Plan Reflected in the Kraft Forecasts:

2015 - $1,869 million

2016 - $1,920 million

2017 - $2,110 million

2018 - $2,486 million

2019 - $2,672 million

Upside Case of 2015 Financial Plan Reflected in the Kraft Forecasts:

2015 - $1,823 million

2016 - $2,242 million

2017 - $2,314 million

2018 - $2,622 million

2019 - $2,794 million

Centerview also calculated a terminal value for Kraft using the standalone, unlevered, after tax free cash flow for calendar year 2019 reflected in the 2015 Financial Plan and reflected in the Upside Case of the 2015 Financial Plan, as applicable, and a perpetuity growth rate of 2.5%. The terminal value was then discounted to present value, using discount rates ranging from 6.75% to 7.25%. Centerview then added the range of implied present values of the standalone, unlevered, after-tax free cash flows for calendar years 2015 through 2019 to the present value of the terminal value to derive ranges of implied equity values for Kraft (after giving effect to the special dividend) of approximately $31.3 to $37.2 billion (which Centerview noted implied a range of approximately $69.00 to $78.75 per share of Kraft common stock, including the special dividend) utilizing the 2015 Financial Plan and approximately $34.1 to $40.2 billion (which Centerview noted implied a range of approximately $73.50 to $83.75 per share of Kraft common stock, including the special dividend) utilizing the Upside Case of the 2015 Financial Plan.

The following disclosure supplements and restates the second paragraph of Centerview’s discussion of the Selected Trading Multiples Analysis – Heinz, at page 75 of the Definitive Proxy Statement.

Based on its experience and professional judgment, for purposes of its analysis Centerview selected reference ranges of multiples of enterprise value to 2015 estimated EBITDA of 13.0x to 14.0x and multiples of 2015 estimated net income of 20.0x to 21.0x. In selecting these reference ranges, Centerview made qualitative judgments, based on its experience and professional judgment, concerning differences between the business, financial and operating characteristics and prospects of Heinz and the selected companies that could affect the public trading values in order to provide a context in which to consider the results of the quantitative analysis. Using these reference ranges and the Adjusted Heinz Forecasts, Centerview calculated the following implied ranges of common equity values for Heinz (after giving effect to the equity investment): based on 2015 estimated EBITDA of approximately $3.073 billion, as set forth in the Adjusted Heinz Forecasts, Centerview calculated an implied range of common equity values for Heinz of approximately $30.7 to $33.8 billion and based on estimated adjusted 2015 net income of $1.335 billion (pro forma for the refinancing of preferred equity), Centerview calculated an implied range of common equity values for Heinz of approximately $36.7 to $38.0 billion.

The following disclosure supplements and restates the sole paragraph of Centerview’s discussion of Discounted Cash Flow Analysis – Heinz, at page 76 of the Definitive Proxy Statement.

Centerview performed a discounted cash flow analysis of Heinz based on the Adjusted Heinz Forecasts. In performing this analysis, Centerview calculated a range of the implied present values of the standalone, unlevered, after-tax free cash flows of Heinz reflected in the Adjusted Heinz Forecasts for 2015 through 2019 using discount rates ranging from 6.75% to 7.25%, reflecting Centerview’s analysis of Heinz’s WACC, using the mid-year convention. This range of discount rates was determined based on Centerview’s analysis of Heinz’s weighted average cost of capital, derived using the Capital Asset Pricing Model and based on considerations that Centerview deemed relevant in its experience and professional judgment, taking into account certain metrics including levered and unlevered beta, tax rates, the market risk and size premia and yields for U.S. treasury bonds. Centerview treated stock-based compensation as a cash expense for purposes of the discounted cash flow analysis. Centerview also calculated a terminal value for Heinz using the standalone, unlevered, after tax free cash flow for 2019 reflected in the Adjusted Heinz Forecasts and a perpetuity growth rate of 2.5%. The terminal value was then discounted to present value using discount rates ranging between 6.75% to 7.25%. Centerview then added the range of implied present values of the standalone, unlevered, after-tax free cash flows for 2015 through 2019 to the present value of the terminal value to derive a range of implied common equity values for Heinz (after giving effect to the equity investment) of approximately $38.3 to $44.0 billion.

Cautionary Statements Regarding Forward-Looking Information

Certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “will,” “access,” “focus,” “deliver,” “work” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the proposed merger.

There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, the expected timing and likelihood of completion of the proposed merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that Kraft shareholders may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Kraft’s common stock, and the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Kraft and Heinz to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, and other factors. All such factors are difficult to predict and are beyond our control. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this communication, except as required by applicable law or regulation.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between Kraft and Heinz. In connection with the proposed transaction, Heinz filed a registration statement on Form S-4, containing a proxy statement/prospectus (as amended, the “S-4”) with the Securities and Exchange Commission (“SEC”). The registration statement was declared effective by the SEC on June 2, 2015 and the definitive proxy statement/prospectus has been mailed to stockholders of Kraft. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Heinz or Kraft has filed with the SEC or sent to shareholders in connection with the proposed transaction. SHAREHOLDERS OF KRAFT ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of the S-4, including the proxy statement/prospectus, and other documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Kraft will be made available free of charge on Kraft’s website at http://www.kraftfoodsgroup.com/. Copies of documents filed with the SEC by Heinz will be made available free of charge on Heinz’s website at http://www.heinz.com/.

Participants in Solicitation

Kraft and its directors and executive officers, and Heinz and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Kraft common stock in respect of the proposed transaction. Information about the directors and executive officers of Kraft is set forth in the proxy statement for Kraft’s 2015 Annual Meeting of Shareholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Heinz is set forth in the definitive proxy statement/prospectus. Investors may obtain additional information regarding the interests of such participants by reading the definitive proxy statement/prospectus regarding the proposed transaction. You may obtain free copies of these documents as described in the preceding paragraph.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 24, 2015	Kraft Foods Group, Inc.

	By:	/s/ Kim K. W. Rucker
Kim K. W. Rucker
Executive Vice President, Corporate & Legal Affairs, General Counsel and Corporate Secretary